

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2012

Via E-mail
Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re: Erickson Air-Crane Incorporated**
> **Amendment No. 9 to**
> **Registration Statement on Form S-1**
> **Filed January 30, 2012**
> **File No. 333-166752**

Dear Mr. Ryan:

We have received your response to our prior comment letter to you dated January 27, 2012 and have the following additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 1. Please revise the summary to disclose the percentage of revenues and accounts receivable attributable to the Italian Ministry of Civil Protection and the Hellenic Fire Brigade in a separate or different section instead of including this information in the Our Competitive Strengths section. Additionally, please discuss any risks related to the revenue attributable to and receivables collectible from these two customers in light of current European economic conditions.

2. Please advise and revise your disclosure as appropriate as to whether you are currently providing services to the Hellenic Fire Brigade. Please also advise and revise your disclosure as appropriate as to whether you received any advanced payments from the Hellenic Fire Brigade for 2012. In this regard we note your disclosure in the Significant Customers section on page 105 regarding your negotiations for advanced payments under this contract.

Our Company, page 1

3. We note your response to our prior comment 4. We note that you deleted your previous disclosure that payment from the Hellenic Fire Brigade was due in January 2012. Please revise here and elsewhere in the filing as appropriate to disclose when payment is or was due. Additionally if it is past due please disclose this in the summary section.

4. Please also revise this section and elsewhere in the filing as appropriate to clarify that there is no guarantee that the customer extension options will be exercised and provide similar disclosure as is set forth in the first full paragraph on page 4. Additionally, please also revise this section and elsewhere in the filing as appropriate to clarify, if true, how much of your backlog is based on multiple customer extension options being exercised. In this regard, we note your response to our prior comment 5 that your backlog from September 30, 2011 to December 31, 2011 increased by $103.6 million due to your new Aerial Services contract with the U.S. Forest Service in December 2011 and your disclosure in the second bullet point on page 8 that this contract comprises approximately $24 million annually and it has a one-year term with three one-year extension options.

Risks Related to Our Business, page 8

5. We note your disclosure in the first full risk factor on page 35 that entities affiliated with ZM Equity Partners, LLC will own approximately 50% of your outstanding common stock after the offering. Please revise this section to include disclosure regarding this risk and discuss the fact that these entities will exert significant influence overall all matters that involve stockholder approval, may take action without a meeting of stockholders by written consent and their interests may be different from the interests of the investors.

Risk Factors, page 17

Risks Related to this Offering, page 34

Existing stockholders will exert significant influence, page 35

6. Please revise this risk factor to define the term "Trigger Date."

Provisions in our charter documents, page 36

7. We note the changes made in the second paragraph of the Certificate of Incorporation and Bylaws section on page 132. Please update this risk factor as appropriate to reflect such changes.

Charles Ryan
Erickson Air-Crane Incorporated
February 3, 2012
Page 3

Executive Compensation, page 118

Grants of Plan-Based Awards, page 123

8. We note your response to our prior comment 22. We note the statement on page 123 that the amounts shown in the table "are based upon the target of $1.8 million." We note the statements on page 119 that "no pool would be established if actual Bank EBITDA were less than 80% of target Bank EBITDA" and "[n]o additional incentive payments would be paid if Bank EBITDA exceeded 150% of target Bank EBITDA." In light of the statements on page 119 please explain to us why this does not provide for minimum and maximum award payouts. If there were potential minimum or maximum award payouts please revise the table accordingly.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Douglas A. Tanner, Esq.
        Milbank, Tweed, Hadley & McCloy LLP